The Great Restaurant Development Holdings Limited

Ground Floor and 1st Floor

No. 73 Chung On Street

Tsuen Wan, New Territories

Hong Kong

February 12, 2025

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Nicolas Nalbantian

Re:	Great Restaurant Development Holdings Ltd Amendment No. 1 to Registration Statement on Form F-1 Filed January 13, 2025 File No. 333-283646

Dear Mr. Nalbantian:

On behalf of The Great Restaurant Development Holdings Limited (the “Company”), we submit this letter in response to the comment letter dated January 16, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 filed on January 13, 2025. Concurrently with the submission of this letter, we hereby file, via EDGAR, the Amended No. 2 to Registration Statement on Form F-1 (“F-1/A2”), which has been revised to reflect the Staff’s comments as well as certain other updates to the F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in F-1/A2. Capitalized terms used but not otherwise defined herein have the meanings set forth in F-1/A2.

Amendment No. 1 to Registration Statement on Form F-1, Filed January 13, 2025

Index to Consolidated Financial Statements, page F-1

1. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed a request for waiver and representation under Item 8.A.4 as Exhibit 99.8 to the F-1/A2.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Siu Ming Law
Siu Ming Law
Chief Executive Officer